June 11, 2015

VIA EDGAR Mr. Jay Williamson Senior Counsel United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:            Dividend and Income Fund (the "Fund")
Pre-Effective Amendment No. 2 to Registration Statement on Form N-2
File Number 333-203126
Dear Mr. Williamson:
On behalf of the Fund, by this letter, we hereby respond to comments received from you in your letter dated June 3, 2015, regarding Pre-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2 (the "Registration Statement").
The Fund understands that:  (1) should the Securities and Exchange Commission (the "SEC") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (2) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Fund may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.
Description of the Securities (page 45)
1.
Comment:  We are evaluating your response to comment 20 and request additional analysis. Please tell us the basis for your conclusion that the "Loser Pays" Fee Shifting provision and the Arbitration provision are consistent with the federal securities laws. In responding, please specifically address Sections 36 and 44 under the Investment Company Act as well as the general principles behind Sections 1(b)(3), 47(a), and 50. In addition, please discuss the Private Securities Litigation Reform Act and any other securities laws you deem relevant. In responding, please provide us with citations to the cases, releases, no-action letters, and other sources you rely on so that we may follow your analysis. We may have further comment after reviewing your response.

Response:  As we discussed via teleconference on June 4, 2015, the Fund determined to remove the "loser pays" fee shifting provision and the arbitration provision from its Declaration of Trust.  Accordingly, the Board of Trustees of the Fund approved amendments to the Declaration of Trust, effective as of June 5, 2015, removing the following sections from Article II in their entirety:  Section 6 (Arbitration) and Section 14 (Indemnification of the Trust (including Loser Pay Fee Shifting)).  The revised Declaration of Trust is filed as Exhibit (a) to the Registration Statement.  In connection with these changes to the Declaration of Trust and as we discussed, please be advised that (i) the Fund does not intend to add these provisions back to the Declaration of Trust subsequent to the effectiveness of the Registration Statement, unless and until the SEC, its staff, or applicable judicial authority provides guidance or precedent that these types of provisions do not potentially violate applicable law in the case of an issuer such as the Fund; and (ii) the Fund will not assert the removed provisions in any shareholder suit arising from actions occurring while the provisions were in effect.
2.
Comment:  Please tell us the date(s) when the "Loser Pays" Fee Shifting provision and the Arbitration provision were added to your Declaration of Trust as well as the dates and substance of any amendments to these provisions. Please advise whether shareholder approval was obtained for these provisions or amendments and, if not, tell us the legal basis for your conclusion that shareholder approval or Securities Act registration was not required.

To the extent that the "Loser Pays" Fee Shifting provision and/or the Arbitration provision were added or materially amended after your first sale of securities, please provide us with the analysis of why the addition or amendment of such provision did not constitute a new security. If you conclude a new security was exchanged, please provide an explanation of the exemption from registration upon which you relied.
Without limiting the foregoing, we believe the analysis should address:
•	The fact that the Arbitration provision covers the "Trust Parties," including the Trustees and investment manager;

•	The fact that the Arbitration provision gives the Trust Parties the option to seek arbitration;
•	The fact that the Arbitration provision covers derivative and class actions and limits discovery;
•	The fact that the "Loser Pays" Fee Shifting provision imposes joint and several liability on any "Claiming Party" for a potentially unlimited amount; and
•
The fact that the definition of "Claiming Party" covers people acting on behalf of current or prior shareholders, including the purpose of the reference to "offers substantial assistance to or has a direct financial interest in any Claim against the Trust …"

Please provide us with your thorough analysis of the foregoing considerations. We may have further comment after reviewing your response.
Response:    The Fund was reorganized from a Maryland corporation into a Delaware statutory trust in May 2012 (the "Reorganization").  Shareholder approval was solicited in connection with the Reorganization, and the proxy statement provided to shareholders included disclosure explaining the differences in shareholder rights between the Fund as a Maryland corporation and the Fund as a Delaware statutory trust.  In particular, the proxy statement disclosed that, under the Fund's Maryland articles of incorporation, the Fund reserved the right to amend, alter, change or repeal any provision contained in the articles, including any amendment which would alter the contract rights of any outstanding stock and substantially adversely affect shareholders' rights.  However, the Maryland articles provided that proposals to amend and repeal certain sections of the articles would require the affirmative vote of the holders of at least 75% of the outstanding shares of stock entitled to be voted on the matter.  By contrast, the proxy statement disclosed that the Fund's declaration of trust could be amended or restated or otherwise supplemented without a shareholder vote with certain exceptions, including any amendment that would affect shareholders' rights to vote regarding a merger, sale of assets or liquidation of the Fund, or the conversion of shares to "redeemable securities."  A proxy statement was used to solicit shareholder approval for the Reorganization instead of a Form N-14 registration statement, consistent with relief granted by the staff in similar situations where changes in the voting rights of a fund's shareholders were contemplated.  See e.g., Gradison Cash Reserves, Inc. (pub. avail. Oct. 29, 1981) (reorganization of Maryland corporation into a Massachusetts business trust including creation of a new series of shares, thus affecting the capital structures of the investment company and its shareholders' voting rights).

The arbitration provision in Article II, Section 6 of the Declaration of Trust, and a variation of the indemnification provision in Article II, Section 14 were first added to the Fund's Declaration of Trust in June 2013. While shareholder approval was not required to make these changes (pursuant to the authority granted to the Board of Trustees in the Declaration of Trust), the addition of these two provisions was disclosed to shareholders in the Fund's semi-annual and annual reports for 2013, as required by Rule 8b-16 under the Investment Company Act.  The Fund does not believe that the changes made in June 2013 created a "new security" for which registration (or an exemption from registration) would be required because, in making the changes, the Board was acting within its stated authority granted pursuant to the Declaration of Trust, which shareholders authorized and accepted when they approved the Reorganization.
More recently, Article II, Section 14 was amended in March 2015 to add the "loser pay" fee shifting language.  This new language was added in light of the recent Delaware Supreme Court decision in ATP Tour, Inc. v. Deutscher Tennis Bund, 91 A.3d 554 (Del. May 8, 2014), where this type of provision was upheld.  Again, shareholder approval was not required to make this change, although the Fund intended to disclose the change in the Trust's next periodic report for the semi-annual period ending June 30, 2015.  For the same reason stated above, the Fund does not believe the change made in March 2015 created a "new security" for which registration (or an exemption from registration) would be required.
Notwithstanding the foregoing, as noted in the Fund's response to Comment #1, the Fund has removed, in their entirety, Section 6 (Arbitration) and Section 14 (Indemnification of the Trust (including Loser Pay Fee Shifting)) from Article II of the Declaration of Trust.  We trust that the Fund's cooperation in this matter resolves this issue.
Exhibits
3.
Comment:  We note your opinion assumes "the issuance and certain terms of the Securities to be issued by the Trust from time to time will be authorized and approved by the Board of Trustees … in accordance with and not in violation of the Delaware Statutory Trust Act, the Declaration of Trust …" Please confirm your intention to provide an unqualified opinion no later than the closing date of any offering covered by this Registration Statement.

In addition, because the subscription rights potentially being offered are contractual, please also opine whether the rights are binding obligations of the issuer under the law of the jurisdiction governing the rights agreement. Lastly, please remove the statement that you "do not hold [y]ourselves out as experts on the law of any state other than Wisconsin" as your opinion is based on Delaware law. For additional guidance, please consider Staff Legal Bulletin No. 19 (October 14, 2011).
Response:  We hereby confirm that it is our intention, as legal counsel to the Fund, to provide an unqualified opinion no later than the closing date of any offering covered by the Registration Statement.  In addition, we have revised our legal opinion as requested, and have filed it as Exhibit (l) to the Registration Statement.
* * *
In addition to the foregoing, please note that forms of the prospectus supplements that will be used by the Fund in connection with a transferable rights offering, a non-transferable rights offering and an "at the market" offering under the Registration Statement are included in the filing made today, pursuant to your request.
Please contact the undersigned at (608) 284-2226 should you have additional questions or comments regarding this filing.
Very truly yours, GODFREY & KAHN, S.C. /s/ Pamela M. Krill Pamela M. Krill